

ALLATA

THE POWER TO
BUSINESS BETTER

5 YEARS

in

Matt Rosen · 3rd
Founder & CEO at Allata
Dallas-Fort Worth Metroplex · **Contact info**
500+ connections

 **Allata**

Texas A&M University

(✈ Message) (More)

About

Allata enables business agility at the intersection of people, process and technology. Based in Dallas, with offices in Abilene, Boise, Provo and Phoenix, we provide solutions and expert services to assist businesses to become more nimble, transformative and disruptive in their respective industries. We define vision, strategy and value creation models for shaping strategic product designs, managing and transforming enterprise delivery ...see more

Activity
3,529 followers

Matt Rosen commented on a post · 3h

Thanks Jeff! Was great to have you helping at the outset!

 43   13 comments

Matt Rosen commented on a post · 2d

Welcome to the team Michael!

 22   5 comments

Matt Rosen reshared a post · 3d

We are excited to celebrate 4 years running on the Inc. Magazine 5000 Fastest Growing Companies list!
...show more

 Allata made the 2022 Inc. 5000 list!

 43   13 comments

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Experience

 **Chief Executive Officer**
Allata · Full-time
Aug 2016 - Present · 6 yrs 1 mo
Dallas/Fort Worth Area

Allata (pronounced a-ley-ta) is a client focused advisory firm. At Allata we are building a different kind of firm – focused on doing exciting, transformational work for great clients and bringing caring a ...see more

 **Chief Revenue Officer**
Saxony Partners
Dec 2014 - Jul 2016 · 1 yr 8 mos
Dallas/Fort Worth Area

 **Chief Revenue Officer**
Pereview Software
Dec 2014 - Jul 2016 · 1 yr 8 mos
Dallas, TX

 **Vice President**
Pariveda Solutions
Oct 2007 - Nov 2014 · 7 yrs 2 mos
Dallas/Fort Worth Area

I was responsible for maintaining business development relationships with local Fortune 2000 clients. Responsible for selling and overseeing project work including IT strategy & roadmaps, custom ...see more

 **VP of Business Development**
Ascendix Technologies
Feb 2004 - Oct 2007 · 3 yrs 9 mos

Implement CRM (Customer Relationship Management) Solutions to companies $25 million to $2 billion in annual revenue.   ...see more

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Education

 **Texas A&M University**
Bachelor of Science, Biomedical Science
Aug 1993 - Aug 1997
Activities and societies: Alpha Phi Omega

Volunteering




Big
Big Brothers Big Sisters of America
Sep 2006 - Jun 2011 · 4 yrs 10 mos
Children

I had two 'Little' brothers Dewayne and CJ as a 'Big'

Skills

CRM

 Endorsed by Rost Ginevich and 3 others who are highly skilled at this

Endorsed by 3 colleagues at Pariveda

99+ endorsements

Business Intelligence

 Endorsed by Daniel Adam and 5 others who are highly skilled at this

Endorsed by 12 colleagues at Pariveda

87 endorsements

SaaS

 70 endorsements

Show all 44 skills →

Recommendations



Received   Given


Dipesh Patel · 2nd
Father | Husband | Technology Executive | Entrepreneur | Data Driven Digital Transformation | Product | Technology | General Manager
October 3, 2019, Matt was senior to Dipesh but didn't manage Dipesh directly

When I was first introduced to Matt, everyone told me he was an amazing sales person.

And he was.
...see more

John Humphrey in · 3rd
A REVENUE coach driving incremental revenue for companies through connecting, marketing and selling transformation
December 2, 2016, John worked with Matt but they were at different companies

Matt is a seasoned technology executive skilled at solving complex business problems and bringing the right solution to the customer. Because he is very well networked in the community, he is usually 1 degree away from a recommendation for his clients - whether a person, a skill or a need. A straight shooter, Matt will tell an executive what they need to hear in order fix a project that is off base ...see more

Kristin Sexton · 3rd
Senior Managing Director, Americas Consulting | Labor Analytics
November 11, 2013, Kristin was Matt's client

Matt and his entire team at Pariveda have been nothing short of extraordinary. They have consistently delivered results above and beyond expectations, on time and on budget. He and his team take the time to understand the business, as well as the solution they are crafting to advise and deliver results that advance business strategy. He and his team were essential as part of a winning team that hel ...see more

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Interests

Influencers   Companies   Groups   Schools


Satya Nadella in · 3rd
Chairman and CEO at Microsoft
10,027,837 followers

Adam Grant in · 2nd
Organizational psychologist at Wharton, #1 NYT bestselling author of THINK AGAIN, and host of the TED podcast WorkLife
4,825,260 followers

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Causes

Children · Science and Technology

